UNITED OVERSEAS BANK

RECEIVED

2007 JUN -5 A 6:1

OFFICE OF IN... CORPORATE FINANCE

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2007/UOB2007/UOB-A09/sc/atl

8 May 2007

File No. 82-2947

07024109

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

UNAUDITED RESULTS FOR THE THREE MONTHS/FIRST QUARTER ENDED 31 MARCH 2007

We enclose a copy of our announcement dated 8 May 2007 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

RECEIVED

2007 JUN -5 A 9:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The unaudited financial results of the Group for the first quarter ended 31 March 2007 are enclosed.

Ordinary Share Dividend
No dividend on ordinary shares has been declared for the first quarter of 2007.

Subsidiary Preference Share Dividend
During the first quarter of 2007, semi-annual dividends at an annual rate of 5.796% totalling S$22 million for the period from 15 September 2006 to 14 March 2007 (first quarter of 2006: S$12 million for the period from 13 December 2005 to 14 March 2006) were paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

Confirmation by Directors
The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the first quarter of 2007 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 8th day of May 2007

The results are also available at the Bank's website at www.uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

GROUP FINANCIAL PERFORMANCE FOR THE FIRST QUARTER 2007

8 MAY 2007

Contents

Note:

- The financial statements are presented in Singapore dollars.
- Certain comparative figures have been restated to conform with the current period's presentation.
- Certain figures in this report may not add up to the respective totals due to rounding.
- Amounts less than $500,000 in absolute term are shown as "0".

Highlights and Performance Indicators

	1st Quarter 2007	1st Quarter 2006	1Q07 / 1Q06 %	4th Quarter 2006	1Q07 / 4Q06 %
Summarised Profit and Loss ($'m)					
Net interest income (NII)	**762**	653	+ 16.6	702	+ 8.5
Non-interest income (Non NII)	**432**	350	+ 23.4	517	- 16.4
Total income	**1,194**	1,003	+ 19.0	1,219	- 2.1
Less: Total expenses	**472**	396	+ 19.1	497	- 5.1
Operating profit before amortisation and impairment charges	**722**	607	+ 18.9	722	+ 0.0
Less: Intangible assets	**3**	3	- 6.9	3	+ 0.2
Less: Impairment charges	**87**	55	+ 58.8	64	+ 35.7
Add: Share of profit of associates	**47**	30	+ 54.8	50	- 5.8
Less: Tax and minority interests	**160**	140	+ 14.6	167	- 4.2
Net profit after tax ^	**518**	439	+ 17.9	537	- 3.5
Key Indicators					
❖ Income mix (%)					
- NII / Total income	**63.8**	65.1	- 1.3 % pt	57.6	+ 6.2 % pt
- Non NII / Total income	**36.2**	34.9	+ 1.3 % pt	42.4	- 6.2 % pt
	100.0	100.0	-	100.0	-
❖ Profit contribution (before tax and intangible assets) (%)					
- Singapore (including ACU)	**72.7**	74.1	- 1.4 % pt	65.1	+ 7.6 % pt
- Overseas	**27.3**	25.9	+ 1.4 % pt	34.9	- 7.6 % pt
	100.0	100.0	-	100.0	-
❖ Return on average ordinary shareholders' equity # * (%)	**12.4**	11.9	+ 0.5 % pt	13.6	- 1.2 % pt
❖ Basic earnings per ordinary share # * (¢)	**133.2**	111.6	+ 19.4	138.4	- 3.8
❖ Return on average total assets * (%)	**1.27**	1.17	+ 0.10 % pt	1.34	- 0.07 % pt
❖ Net interest margin * (%)	**2.18**	2.04	+ 0.14 % pt	1.99	+ 0.19 % pt
❖ Expense / Income ratio (%)	**39.5**	39.5	-	40.8	- 1.3 % pt

^ Net profit after tax refers to profit attributable to equity holders of the Bank.

Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial period.

* Computed on an annualised basis.

Highlights and Performance Indicators *(cont'd)*

	31-Mar-07	31-Dec-06	Mar-07 / Dec-06 (%)	31-Mar-06	Mar-07 / Mar-06 (%)
Other Indicators					
❖ Customer loans (net) ($'m)	**79,042**	76,875	+ 2.8	67,445	+ 17.2
❖ Customer deposits ($'m)	**99,674**	95,552	+ 4.3	88,138	+ 13.1
❖ Loans / Deposits ratio @ (%)	**79.3**	80.5	- 1.2 % pt	76.5	+ 2.8 % pt
❖ Non-performing loans (NPLs) ($'m)	**2,986**	3,165	- 5.7	3,950	- 24.4
❖ Cumulative impairment ($'m)	**2,523**	2,508	+ 0.6	2,736	- 7.8
❖ NPL ratio ^ (%)	**3.7**	4.0	- 0.3 % pt	5.6	- 1.9 % pt
❖ Cumulative impairment / NPLs (%)	**84.5**	79.2	+ 5.3 % pt	69.3	+ 15.2 % pt
❖ Total assets ($'m)	**166,728**	161,312	+ 3.4	154,612	+ 7.8
❖ Shareholders' equity * ($'m)	**17,507**	16,791	+ 4.3	15,453	+ 13.3
❖ Revaluation surplus # ($'m)	**1,489**	1,486	+ 0.2	1,645	- 9.5
❖ Net asset value (NAV) per ordinary share + ($)	**10.95**	10.48	+ 4.5	9.54	+ 14.8
❖ Revalued NAV per ordinary share + ($)	**11.92**	11.45	+ 4.1	10.61	+ 12.3
❖ Net tangible asset per ordinary share + ($)	**8.15**	7.68	+ 6.1	6.73	+ 21.1
❖ Capital adequacy ratios (%)					
- Tier 1	**11.1**	11.0	+ 0.1 % pt	11.2	- 0.1 % pt
- Total	**16.2**	16.3	- 0.1 % pt	16.0	+ 0.2 % pt

@ "Loans" refers to net customer loans while "Deposits" refers to customer deposits.

^ NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.

* Shareholders' equity refers to equity attributable to equity holders of the Bank.

Refers to revaluation surplus on properties / securities not recognised in the financial statements.

+ Subsidiary preference shares were excluded from the computation.

Review of Group Performance

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore ("MAS"). The new and revised FRS that are applicable to the Group with effect from 1 January 2007 are as follows:

- FRS1 Presentation of Financial Statements (revised)
- FRS40 Investment Property
- FRS107 Financial Instruments: Disclosures

The adoption of the above FRS has not, and is not expected to have any significant impact on the financial statements of the Group.

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the first quarter of 2007 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2006.

Results

1st Quarter 2007 ("1Q07") versus 1st Quarter 2006 ("1Q06")

The Group's net profit after tax ("NPAT") increased 17.9% to $518 million in 1Q07 from $439 million in 1Q06. The increase was contributed by higher net interest income and non-interest income, partly offset by higher operating expenses and impairment charges.

Total operating income rose 19.0% to $1,194 million. Net interest income grew 16.6% to $762 million, largely from customer loans and government and debt securities. Non-interest income increased 23.4% to $432 million, mainly due to higher fee and commission income and higher net gain from foreign exchange, securities and derivatives.

Total operating expenses increased 19.1% to $472 million. Staff costs rose 21.9% to $241 million, primarily on increased headcount. Other operating expenses increased 16.2% to $231 million, mainly on professional fees, business promotions and IT maintenance. Expense-to-income ratio was maintained at 39.5%.

Impairment charges increased 58.8% to $87 million largely from non-performing loans.

Share of pre-tax profit of associates rose 54.8% to $47 million.

Review of Group Performance *(cont'd)*

1st Quarter 2007 ("1Q07") versus 4th Quarter 2006 ("4Q06")

NPAT of $518 million in 1Q07 was 3.5% lower than the $537 million recorded in 4Q06. The decrease was mainly due to lower non-interest income and higher impairment charges. These were partially negated by higher net interest income and lower operating expenses.

Total operating income decreased 2.1% to $1,194 million. Non-interest income declined 16.4% to $432 million, mainly attributed to lower fee and commission income, and lower net gain from foreign exchange, securities and derivatives. These were partly negated by a 8.5% growth in net interest income, mainly on increased loan volume and improved interest margin.

Total operating expenses decreased 5.1% to $472 million, mainly due to lower expenses on business promotions, IT and premises maintenance, and commission and brokerage.

Impairment charges increased 35.7% to $87 million largely from non-performing loans. The increase was partly offset by write-back of impairment charges on investment securities.

Balance Sheet

As at 31 March 2007, the Group's net customer loans was $79,042 million, an increase of 2.8% and 17.2% over 31 December and 31 March 2006 respectively. Group non-performing loans ("NPLs") of $2,986 million were 5.7% and 24.4% lower compared to the NPLs as at 31 December and 31 March 2006 respectively. Correspondingly, Group NPL ratio improved to 3.7% (31 December 2006: 4.0% and 31 March 2006: 5.6%). Group NPLs were 55.2% (31 December 2006: 54.1% and 31 March 2006: 56.0%) secured by collateral, and unsecured NPLs were 188.6% (31 December 2006: 172.6% and 31 March 2006: 157.3%) covered by total cumulative impairment.

Against 31 December and 31 March 2006, Group total assets increased 3.4% and 7.8% to $166,728 million, and shareholders' equity rose 4.3% and 13.3% to $17,507 million as at 31 March 2007 respectively. Correspondingly, the Group's net asset value per share increased to $10.95 as at 31 March 2007 (31 December 2006: $10.48 and 31 March 2006: $9.54).

The Group's total capital adequacy ratio ("CAR") of 16.2% as at 31 March 2007 (31 December 2006: 16.3% and 31 March 2006: 16.0%) was 6.2% points above the minimum 10% set by MAS.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
FOR THE FIRST QUARTER ENDED 31 MARCH 2007

	1st Quarter 2007 $ million	1st Quarter 2006 $ million	1Q07 / 1Q06 %	4th Quarter 2006 $ million	1Q07 / 4Q06 %
Interest income	1,878	1,563	20.1	1,852	1.4
Less: Interest expense	1,116	910	22.7	1,150	(3.0)
Net interest income	762	653	16.6	702	8.5
Dividend income	3	3	32.0	10	(65.6)
Fee and commission income	259	222	16.5	332	(21.9)
Rental income	16	16	1.4	16	4.2
Other operating income	153	109	40.7	160	(4.2)
Total non-interest income	432	350	23.4	517	(16.4)
Total operating income	1,194	1,003	19.0	1,219	(2.1)
Less:					
Staff costs	241	198	21.9	245	(1.8)
Other operating expenses	231	199	16.2	251	(8.3)
Total operating expenses	472	396	19.1	497	(5.1)
Operating profit before amortisation and impairment charges	722	607	18.9	722	0.0
Less: Intangible assets amortised	3	3	(6.9)	3	0.2
Less: Impairment charges	87	55	58.8	64	35.7
Operating profit after amortisation and impairment charges	631	549	15.0	654	(3.5)
Share of profit of associates	47	30	54.8	50	(5.8)
Profit before tax	678	579	17.1	704	(3.7)
Less: Tax	145	125	15.6	150	(3.5)
Profit for the financial period	534	454	17.5	554	(3.7)
Attributable to:					
Equity holders of the Bank	518	439	17.9	537	(3.5)
Minority interests	16	15	6.1	18	(10.4)
	534	454	17.5	554	(3.7)
Annualised earnings per ordinary share (¢)					
Basic	133.2	111.6	19.4	138.4	(3.8)
Diluted	133.1	111.6	19.3	138.4	(3.8)

Net Interest Income



Net Interest Income
800
600
400
200
$ million
653
702
762
1Q06
4Q06
1Q07

Net interest income of the Group increased 16.6% to $762 million in 1Q07 compared to $653 million in 1Q06. The increase was mainly from customer loans and government and debt securities on account of higher volume and interest margin. Net interest income accounted for 63.8% (1Q06: 65.1%) of total income. Net interest margin improved 14 basis points to 2.18% in 1Q07 from 2.04% in 1Q06.

Net interest income in 1Q07 was 8.5% higher than the $702 million in 4Q06, largely on increased loan volume and interest margin. Net interest margin improved 19 basis points from 1.99% in 4Q06.

Average Interest Rates and Margin

	1st Quarter 2007			1st Quarter 2006			4th Quarter 2006		
	Average Balance $ million	Annualised Interest $ million	Average Rate %	Average Balance $ million	Annualised Interest $ million	Average Rate %	Average Balance $ million	Annualised Interest $ million	Average Rate %
Customer loans	77,988	4,720	6.05	67,050	3,714	5.54	74,895	4,423	5.91
Inter-bank balances / balances with central banks	37,384	1,673	4.48	43,893	1,824	4.15	38,887	1,777	4.57
Securities	26,472	1,222	4.61	19,042	801	4.20	25,982	1,147	4.42
Total interest bearing assets	141,844	7,615	5.37	129,985	6,338	4.88	139,764	7,347	5.26
Customer deposits	98,838	2,650	2.68	87,992	2,068	2.35	93,712	2,490	2.66
Inter-bank balances / other	38,298	1,875	4.90	38,458	1,621	4.21	42,018	2,072	4.93
Total interest bearing liabilities	137,136	4,526	3.30	126,450	3,689	2.92	135,730	4,562	3.36
Net interest income		3,089			2,650			2,784	
Net interest margin ^			2.18			2.04			1.99

^ Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Non-Interest Income



Non-Interest Income
600
500
400
300
200
100
-
$ million
350
517
432
1Q06
4Q06
1Q07

Non-interest income of the Group increased 23.4% to $432 million in 1Q07 compared to the $350 million in 1Q06. The growth was largely driven by higher fee and commission income, mainly from fund management, loan-related activities and credit card operations. Higher net gain on foreign exchange, securities and derivatives had also contributed to the growth. The Group's non-interest income in 1Q07 accounted for 36.2% of total income compared to 34.9% in 1Q06.

Non-interest income in 1Q07 decreased 16.4% from $517 million in 4Q06, mainly attributed to lower fee and commission income, as well as lower net gain on foreign exchange, securities and derivatives.

Composition of Non-Interest Income

	1st Quarter 2007 $ million	1st Quarter 2006 $ million	1Q07 / 1Q06 %	4th Quarter 2006 $ million	1Q07 / 4Q06 %
Fee and commission income					
Credit card	**38**	30	25.2	40	(6.3)
Fund management	**62**	49	25.6	79	(22.3)
Futures broking	**9**	8	16.7	7	21.7
Investment-related	**40**	39	0.4	78	(49.3)
Loan-related	**44**	34	28.6	56	(21.7)
Service charges	**18**	17	6.9	19	(4.3)
Trade-related	**42**	39	6.8	45	(6.1)
Other	**7**	6	25.2	7	2.9
	259	222	16.5	332	(21.9)
Dividend and rental income	**20**	19	5.7	25	(22.8)
Other operating income					
Net gain / (loss) from:					
Foreign exchange, securities and derivatives					
- Foreign exchange	**27**	42	(36.0)	40	(31.7)
- Trading securities, government securities and derivatives	**34**	100	(65.6)	65	(47.1)
- Investment securities	**33**	(78)	NM	28	18.3
	95	64	47.1	133	(28.7)
Disposal of assets held for sale	**-**	2	(100.0)	-	-
Disposal of fixed and other assets	**8**	3	182.2	3	188.5
Other income	**50**	39	27.3	24	108.3
	153	109	40.7	160	(4.2)
Total non-interest income	**432**	350	23.4	517	(16.4)
Fee and commission income / Total income (%)	**21.7**	22.2	(0.5)% pt	27.2	(5.5)% pt
Non-interest income / Total income (%)	**36.2**	34.9	1.3 % pt	42.4	(6.2)% pt

"NM" denotes not meaningful.

Operating Expenses

Total operating expenses increased 19.1% over 1Q06 to $472 million. Staff costs rose 21.9% to $241 million, primarily on increased headcount. Other operating expenses increased 16.2% to $231 million, mainly on professional fees, business promotions and IT maintenance. Expense-to-income ratio was maintained at 39.5%.

Against 4Q06, total operating expenses decreased 5.1% from $497 million to $472 million in 1Q07. The decrease was primarily from other operating expenses mainly on business promotions, IT and premises maintenance, and commission and brokerage. Expense-to-income ratio decreased 1.3% points from 40.8% in 4Q06.

	1st Quarter 2007	1st Quarter 2006	1Q07 / 1Q06	4th Quarter 2006	1Q07 / 4Q06
	$ million	$ million	%	$ million	%
Staff costs	**241**	198	21.9	245	(1.8)
Other operating expenses					
Depreciation of fixed assets	**35**	36	(2.4)	36	(1.9)
Rental of premises and equipment	**13**	11	17.3	13	(0.4)
Maintenance of premises and other assets	**22**	16	32.0	26	(15.0)
Other expenses	**161**	135	19.2	177	(9.2)
	231	199	16.2	251	(8.3)
Total operating expenses	**472**	396	19.1	497	(5.1)
Expense / Income ratio (%)	**39.5**	39.5	-	40.8	(1.3)% pt
Manpower (number)	**20,461**	18,624	1,837 no.	20,102	359 no.

Total operating expenses included:

IT-related expenses	**67**	56	18.7	70	(3.8)
IT-related expenses / Total operating expenses (%)	**14.2**	14.2	-	14.0	0.2 % pt

Impairment Charges

Group impairment charges of $87 million in 1Q07 was 58.8% higher than the $55 million in 1Q06 and 35.7% higher than the $64 million in 4Q06, mainly due to higher impairment charges on non-performing loans. The increase over 4Q06 was partly negated by write-back of impairment charges on investment securities.

	1st Quarter 2007 $ million	1st Quarter 2006 $ million	1Q07 / 1Q06 %	4th Quarter 2006 $ million	1Q07 / 4Q06 %
Individual impairment on loans					
Singapore	**28**	48	(40.4)	(16)	NM
Regional countries ^	**60**	(2)	NM	58	3.6
Greater China ^^	**(3)**	8	(141.3)	(2)	(110.7)
Other	**1**	5	(80.7)	0	145.7
	86	59	46.3	41	110.4
Other individual impairment / provisions	**1**	(4)	NM	24	(94.2)
Total impairment charges	**87**	55	58.8	64	35.7

^ Regional countries comprise Malaysia, Indonesia, the Philippines and Thailand.

^^ Greater China comprises China, Hong Kong S.A.R. and Taiwan.

Customer Loans

Net customer loans grew 2.8% over 31 December 2006 and 17.2% over 31 March 2006 to $79,042 million as at 31 March 2007, largely contributed by higher term loans and housing loans. The increase was broad-based, across the various industries.

Customer Loans Analysed by Product Group	**31-Mar-07**		31-Dec-06		31-Mar-06	
	$ million	**%**	$ million	%	$ million	%
Housing loans	**19,793**	**24.3**	18,898	23.8	17,103	24.4
Term loans	**47,546**	**58.3**	46,073	58.1	39,639	56.5
Trade financing	**5,600**	**6.8**	5,658	7.1	4,730	6.7
Overdrafts	**8,624**	**10.6**	8,752	11.0	8,708	12.4
Total gross customer loans	**81,563**	**100.0**	79,380	100.0	70,179	100.0
Individual impairment	**(1,248)**		(1,235)		(1,462)	
Collective impairment	**(1,273)**		(1,271)		(1,272)	
Total net customer loans	**79,042**		76,875		67,445	

Gross Customer Loans Analysed by Industry	**31-Mar-07**		31-Dec-06		31-Mar-06	
	$ million	**%**	$ million	%	$ million	%
Transport, storage and communication	**4,232**	**5.2**	4,024	5.1	2,703	3.8
Building and construction	**8,382**	**10.3**	7,894	9.9	7,632	10.9
Manufacturing	**9,444**	**11.6**	8,860	11.1	8,117	11.6
Non-bank financial institutions	**12,829**	**15.7**	12,912	16.3	10,077	14.3
General commerce	**11,671**	**14.3**	11,735	14.8	11,235	16.0
Professionals and private individuals	**10,349**	**12.7**	10,296	13.0	9,953	14.2
Housing loans	**19,793**	**24.3**	18,898	23.8	17,103	24.4
Other	**4,863**	**5.9**	4,761	6.0	3,359	4.8
Total gross customer loans	**81,563**	**100.0**	79,380	100.0	70,179	100.0

Gross Customer Loans Analysed by Remaining Maturity	**31-Mar-07**		31-Dec-06		31-Mar-06	
	$ million	**%**	$ million	%	$ million	%
Within 1 year	**34,626**	**42.4**	35,096	44.2	33,400	47.6
Over 1 year but within 3 years	**10,715**	**13.1**	10,215	12.9	8,422	12.0
Over 3 years but within 5 years	**10,728**	**13.2**	9,490	11.9	7,197	10.3
Over 5 years	**25,495**	**31.3**	24,579	31.0	21,160	30.1
Total gross customer loans	**81,563**	**100.0**	79,380	100.0	70,179	100.0

Deposits

Total deposits increased 3.4% and 7.9% over 31 December and 31 March 2006 respectively to $133,384 million as at 31 March 2007. The increase was mainly from fixed deposits.

As at 31 March 2007, customer deposits accounted for 74.7% of total deposits and the loans-to-deposits ratio was 79.3%.

	31-Mar-07		31-Dec-06		31-Mar-06	
Deposits Analysed by Product Group	$ million	%	$ million	%	$ million	%
Banker deposits	33,709	25.3	33,449	25.9	35,524	28.7
Customer deposits						
Fixed deposits	66,989	50.2	63,053	48.9	58,185	47.1
Current, savings and other deposits	32,685	24.5	32,499	25.2	29,953	24.2
	99,674	74.7	95,552	74.1	88,138	71.3
Total deposits	133,384	100.0	129,000	100.0	123,662	100.0
Loans / Deposits ratio * (%)		79.3		80.5		76.5

	31-Mar-07		31-Dec-06		31-Mar-06	
Deposits Analysed by Remaining Maturity	$ million	%	$ million	%	$ million	%
Within 1 year	129,507	97.1	125,030	96.9	120,672	97.6
Over 1 year but within 3 years	1,713	1.3	1,734	1.4	1,263	1.0
Over 3 years but within 5 years	1,505	1.1	1,566	1.2	898	0.7
Over 5 years	659	0.5	670	0.5	829	0.7
Total deposits	133,384	100.0	129,000	100.0	123,662	100.0

* "Loans" refers to net customer loans while "Deposits" refers to customer deposits.

Debts Issued

	31-Mar-07	31-Dec-06	31-Mar-06
	$ million	$ million	$ million
Subordinated debts (unsecured)			
Due after one year	5,272	5,261	5,395
Other debts issued			
Due within one year (secured) ^	788	803	830
Due within one year (unsecured)	101	136	96
Due after one year (unsecured)	396	396	467
	1,285	1,335	1,393
Total debts issued	6,556	6,596	6,788

^ The debts were secured by a floating charge on the assets of Archer 1 Limited, a special purpose entity of the Group.

Shareholders' Equity

Shareholders' equity rose 4.3% and 13.3% over 31 December and 31 March 2006 respectively to $17,507 million as at 31 March 2007, mainly contributed by higher retained profit.

As at 31 March 2007, revaluation surplus of $1,489 million on the Group's properties was not recognised in the financial statements.

	31-Mar-07	31-Dec-06	31-Mar-06
	$ million	$ million	$ million
Shareholders' equity	**17,507**	16,791	15,453
Add: Revaluation surplus	**1,489**	1,486	1,645
Shareholders' equity including revaluation surplus	**18,996**	18,277	17,098

Changes in Ordinary Shares of the Bank

	No. of Shares
	'000
Ordinary Shares	
Balance at 1 January 2007	1,523,276
Exercise of share options granted under the UOB 1999 Share Option Scheme	236
Balance at 31 March 2007	1,523,512

	31-Mar-07	31-Dec-06	31-Mar-06
	'000	'000	'000
Number of new shares that would have been issued upon exercise of all outstanding options	**716**	952	2,121

Non-Performing Loans and Cumulative Impairment

NPLs and Cumulative Impairment of the Group

Group NPLs as at 31 March 2007 were $2,986 million, representing a decrease of 5.7% and 24.4% over 31 December and 31 March 2006 respectively. NPL ratio had improved over the years to 3.7% as at 31 March 2007.

As at 31 March 2007, total NPLs were 55.2% (31 December 2006: 54.1% and 31 March 2006: 56.0%) secured by collateral, and 84.5% (31 December 2006: 79.2% and 31 March 2006: 69.3%) covered by total cumulative impairment.



Non-Performing Loans and Cumulative Impairment of the Group
6,000
5,000
4,000
3,000
2,000
1,000
-
$ million
5,484
3,347
350
3,724
1,370
3,931
2,529
464
2,714
1,270
3,950
2,594
405
2,736
1,272
3,165
2,119
160
2,508
1,271
2,986
1,946
160
2,523
1,273
31.12.04
31.12.05
31.03.06
31.12.06
31.03.07
Loss NPLs
Doubtful NPLs
Substandard NPLs
Collective impairment
Individual impairment

	31-Mar-07	31-Dec-06	31-Mar-06	31-Dec-05	31-Dec-04
NPLs					$ million
Substandard	**1,946**	2,119	2,594	2,529	3,347
Doubtful	**160**	160	405	464	350
Loss	**880**	886	951	938	1,787
	2,986	3,165	3,950	3,931	5,484
Cumulative Impairment					$ million
Individual	**1,250**	1,237	1,464	1,444	2,354
Collective	**1,273**	1,271	1,272	1,270	1,370
	2,523	2,508	2,736	2,714	3,724
Ratios					%
NPL ratio*	**3.7**	4.0	5.6	5.6	8.0
NPLs / Total assets	**1.8**	2.0	2.6	2.7	4.1
Cumulative impairment / NPLs	**84.5**	79.2	69.3	69.0	67.9
Cumulative impairment / Doubtful & Loss NPLs	**242.6**	239.8	201.8	193.6	174.3
Cumulative impairment / Unsecured NPLs	**188.6**	172.6	157.3	159.4	138.6
Cumulative impairment ^ / Gross customer loans	**3.1**	3.2	3.9	3.9	5.4
Collective impairment / Gross customer loans (net of individual impairment ^)	**1.6**	1.6	1.9	1.9	2.1

* NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.
^ Excluding debt securities.

Non-Performing Loans and Cumulative Impairment *(cont'd)*

NPLs by Region

NPLs of Singapore and the Regional Countries accounted for 39.0% and 57.5% of the total NPLs as at 31 March 2007 respectively.

As at 31 March 2007, Singapore NPLs decreased by 13.4% to $1,166 million while Regional NPLs increased marginally to $1,715 million over 31 December 2006.

	31-Mar-07		31-Dec-06		31-Mar-06	
	$ million	**%**	$ million	%	$ million	%
Singapore	**1,166**	**39.0**	1,346	42.5	1,894	47.9
Regional Countries						
Malaysia	**577**	**19.3**	594	18.8	678	17.2
Indonesia	**115**	**3.9**	115	3.6	100	2.5
Philippines	**182**	**6.1**	182	5.8	189	4.8
Thailand	**841**	**28.2**	823	26.0	926	23.4
	1,715	**57.5**	1,714	54.2	1,893	47.9
Greater China	**17**	**0.6**	19	0.6	75	1.9
Other	**88**	**2.9**	86	2.7	88	2.3
Total NPLs	**2,986**	**100.0**	3,165	100.0	3,950	100.0

NPLs by Industry

A downward trend in NPLs was registered across all industries.

	31-Mar-07		31-Dec-06		31-Mar-06	
	NPL	**NPL Ratio**	NPL	NPL Ratio	NPL	NPL Ratio
	$ million	**%**	$ million	%	$ million	%
Transport, storage and communication	**58**	**1.4**	70	1.7	92	3.4
Building and construction	**391**	**4.7**	428	5.4	562	7.4
Manufacturing	**759**	**8.0**	786	8.9	949	11.7
Non-bank financial institutions	**330**	**2.6**	398	3.1	519	5.2
General commerce	**644**	**5.5**	651	5.5	838	7.5
Professionals and private individuals	**400**	**3.9**	408	4.0	536	5.4
Housing loans	**297**	**1.5**	304	1.6	332	1.9
Other	**104**	**2.1**	117	2.5	119	3.5
Sub-total	**2,983**	**3.7**	3,162	4.0	3,947	5.6
Debt securities	**3**		3		3	
Total NPLs	**2,986**		3,165		3,950	

Secured / Unsecured NPLs

As at 31 March 2007, Group NPLs were 55.2% secured by collateral. The main bulk of the secured NPLs were covered by mortgaged properties.

	31-Mar-07		31-Dec-06		31-Mar-06	
	$ million	**%**	$ million	%	$ million	%
Secured	**1,648**	**55.2**	1,712	54.1	2,211	56.0
Unsecured	**1,338**	**44.8**	1,453	45.9	1,739	44.0
Total NPLs	**2,986**	**100.0**	3,165	100.0	3,950	100.0

Geographical Segments

The following geographical segment information is based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. The information is stated after elimination of inter-segment transactions.

Total Operating Income

	1st Quarter 2007		1st Quarter 2006		4th Quarter 2006	
	$ million	%	$ million	%	$ million	%
Singapore (including Asian Currency Unit)	740	62.0	627	62.5	745	61.1
Other ASEAN countries	323	27.0	276	27.5	327	26.8
Other Asia-Pacific countries	56	4.7	41	4.1	51	4.2
Rest of the world	75	6.3	59	5.9	96	7.9
Total	1,194	100.0	1,003	100.0	1,219	100.0

Profit before Tax

	1st Quarter 2007		1st Quarter 2006		4th Quarter 2006	
	$ million	%	$ million	%	$ million	%
Singapore (including Asian Currency Unit)	495	72.7	431	74.1	460	65.1
Other ASEAN countries	101	14.8	104	17.9	126	17.8
Other Asia-Pacific countries	36	5.3	6	1.0	50	7.1
Rest of the world	49	7.2	41	7.0	71	10.0
	681	100.0	582	100.0	707	100.0
Intangible assets amortised / impaired	(3)		(3)		(3)	
Total	678		579		704	

Total Assets

	31-Mar-07		31-Dec-06		31-Mar-06	
	$ million	%	$ million	%	$ million	%
Singapore (including Asian Currency Unit)	105,677	65.1	105,397	67.1	100,709	67.0
Other ASEAN countries	30,145	18.5	25,670	16.4	26,405	17.6
Other Asia-Pacific countries	17,064	10.5	15,236	9.7	15,725	10.4
Rest of the world	9,554	5.9	10,716	6.8	7,477	5.0
	162,440	100.0	157,019	100.0	150,316	100.0
Intangible assets	4,288		4,293		4,296	
Total	166,728		161,312		154,612	

Capital Adequacy Ratios

The Group's tier 1 CAR and total CAR as at 31 March 2007 were 5.1% points and 6.2% points above the minimum 6% and 10% required by MAS respectively.

	31-Mar-07 $ million	31-Dec-06 $ million	31-Mar-06 $ million
Tier 1 Capital			
Share capital	**2,250**	2,247	2,400
Subsidiary preference shares	**832**	832	832
Disclosed reserves / other	**13,671**	13,116	12,004
Deduction of intangible assets	**(4,302)**	(4,307)	(4,309)
	12,451	11,888	10,927
Upper Tier 2 Capital			
Cumulative collective impairment / other	**1,501**	1,457	1,190
Subordinated notes	**5,222**	5,211	5,255
	6,723	6,668	6,445
Deductions from Tier 1 and Upper Tier 2 Capital	**(1,056)**	(911)	(1,754)
Total capital	**18,118**	17,645	15,618
Risk-weighted assets (including market risk)	**111,781**	108,405	97,850
Capital adequacy ratios			
Tier 1	**11.1%**	11.0%	11.2%
Total	**16.2%**	16.3%	16.0%

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	31-Mar-07	31-Dec-06	31-Mar-06
	$ million	$ million	$ million
Equity			
Share capital	2,250	2,247	2,400
Subsidiary preference shares	832	832	832
Capital reserves	4,148	3,969	3,577
Statutory reserve	3,130	3,130	3,020
Revenue reserves	6,858	6,356	5,320
Share of reserves of associates	288	257	304
Equity attributable to equity holders of the Bank	17,507	16,791	15,453
Minority interests	386	385	315
Total equity	17,893	17,176	15,768
Liabilities			
Deposits and balances of banks and agents	33,709	33,449	35,524
Deposits and balances of non-bank customers	99,674	95,552	88,138
Total deposits and balances	133,384	129,000	123,662
Bills and drafts payable	430	388	330
Other liabilities	8,465	8,151	8,063
Debts issued	6,556	6,596	6,788
Total liabilities	148,835	144,136	138,844
Total equity and liabilities	166,728	161,312	154,612
Assets			
Cash, balances and placements with central banks	18,804	16,301	13,548
Singapore Government treasury bills and securities	7,438	7,437	6,161
Other government treasury bills and securities	3,086	2,553	2,033
Trading securities	486	484	580
Placements and balances with banks and agents	24,014	24,531	36,513
Loans to non-bank customers	79,042	76,875	67,445
Other assets	8,214	8,189	7,475
Assets held for sale	-	-	550
Investment securities	18,253	17,607	13,011
Investment in associates	1,245	1,184	1,112
Fixed assets	1,858	1,857	1,887
Intangible assets	4,288	4,293	4,296
Total assets	166,728	161,312	154,612
Off-Balance Sheet Items			
Contingent liabilities	10,481	10,254	9,336
Financial derivatives	442,957	489,872	678,632
Commitments	46,422	44,595	44,389

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital $ million	Subsidiary Preference Shares $ million	Capital Reserves $ million	Statutory Reserve $ million	Revenue Reserves $ million	Share of Reserves of Associates $ million	Total $ million	Minority Interests $ million	Total Equity $ million
Balance at 1 January 2007	2,247	832	3,969	3,130	6,356	257	16,791	385	17,176
Currency translation adjustments	-	-	60	-	-	-	60	(5)	55
Change in available-for-sale reserve	-	-	119	-	-	-	119	1	120
Change in share of associates' reserves	-	-	-	-	-	27	27	-	27
Transfer to revenue reserves upon disposal of associates	-	-	-	-	(5)	5	-	-	-
Total gains / (losses) recognised directly in equity	-	-	180	-	(5)	32	206	(4)	202
Profit for the financial period	-	-	-	-	518	-	518	16	534
Total gains recognised for the financial period	-	-	180	-	513	32	724	11	736
Transfer from revenue reserves	-	-	0	-	(0)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(1)	(1)
Dividends	-	-	-	-	(11)	-	(11)	(10)	(21)
Issue of shares under share option scheme	3	-	-	-	-	-	3	-	3
Balance at 31 March 2007	2,250	832	4,148	3,130	6,858	288	17,507	386	17,893
Balance at 1 January 2006	1,538	832	4,360	3,020	4,963	217	14,929	291	15,220
Currency translation adjustments	-	-	41	-	-	-	41	12	53
Change in available-for-sale reserve	-	-	37	-	-	-	37	2	39
Change in share of associates' reserves	-	-	-	-	-	88	88	-	88
Transfer to revenue reserves upon disposal of associates	-	-	(4)	-	4	-	-	-	-
Other adjustments	-	-	(0)	-	0	-	-	-	-
Total gains recognised directly in equity	-	-	74	-	4	88	167	14	180
Profit for the financial period	-	-	-	-	439	-	439	15	454
Total gains recognised for the financial period	-	-	74	-	444	88	606	28	634
Effect of Companies (Amendment) Act 2005	864	-	(864)	-	-	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(1)	(1)
Dividends	-	-	-	-	(14)	-	(14)	(4)	(18)
Share buy-back	(5)	-	5	-	(72)	-	(72)	-	(72)
Issue of shares under share option scheme	3	-	1	-	-	-	5	-	5
Balance at 31 March 2006	2,400	832	3,577	3,020	5,320	304	15,453	315	15,768

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	1st Quarter 2007 $ million	1st Quarter 2006 $ million
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	722	607
Adjustments for		
Depreciation of fixed assets	35	36
Net gain on disposal of assets	(34)	(14)
Operating profit before working capital changes	723	629
Changes in working capital		
Increase in deposits	4,383	8,704
Increase in bills and drafts payable	42	26
Increase in other liabilities	240	466
(Increase) / decrease in trading securities	(2)	45
Decrease / (increase) in placements and balances with banks and agents	517	(5,168)
Increase in loans to non-bank customers	(2,253)	(361)
Increase in other assets	(24)	(916)
Cash generated from operations	3,627	3,425
Income tax paid	(57)	(13)
Net cash provided by operating activities	3,571	3,412
Cash flows from investing activities		
Net cash flow on disposal / (acquisition) of		
Investment securities and associates	(502)	(2,844)
Fixed assets	(28)	(48)
Change in minority interests	(5)	13
Dividends received from associates	7	3
Net cash used in investing activities	(528)	(2,876)
Cash flows from financing activities		
Proceeds from issue of shares	3	5
Net decrease in debts issued	(40)	(261)
Share buy-back	-	(72)
Dividends paid on subsidiary preference shares	(22)	(12)
Dividends paid to minority interests	(10)	(4)
Net cash used in financing activities	(69)	(345)
Currency translation adjustments	62	41
Net increase in cash and cash equivalents for the financial period	3,036	232
Cash and cash equivalents at beginning of the financial period	26,292	21,510
Cash and cash equivalents at end of the financial period	29,328	21,742
Represented by:		
Cash, balances and placements with central banks	18,804	13,548
Singapore Government treasury bills and securities	7,438	6,161
Other government treasury bills and securities	3,086	2,033
Cash and cash equivalents at end of the financial period	29,328	21,742

BALANCE SHEET OF THE BANK (UNAUDITED)

	31-Mar-07	31-Dec-06	31-Mar-06
	$ million	$ million	$ million
Equity			
Share capital	**2,250**	2,247	2,400
Capital reserves	**3,951**	3,818	3,561
Statutory reserve	**2,753**	2,753	2,646
Revenue reserves	**5,366**	4,989	4,164
Total equity	**14,320**	13,807	12,771
Liabilities			
Deposits and balances of banks and agents	**29,884**	30,975	33,687
Deposits and balances of non-bank customers	**76,944**	75,304	68,564
Deposits and balances of subsidiaries	**3,785**	3,931	2,444
Total deposits and balances	**110,613**	110,211	104,695
Bills and drafts payable	**186**	150	111
Other liabilities	**5,593**	5,525	5,646
Debts issued	**6,391**	6,399	6,512
Total liabilities	**122,783**	122,285	116,964
Total equity and liabilities	**137,103**	136,092	129,735
Assets			
Cash, balances and placements with central banks	**15,059**	13,324	10,070
Singapore Government treasury bills and securities	**7,329**	7,348	6,075
Other government treasury bills and securities	**2,309**	1,878	1,461
Trading securities	**175**	106	259
Placements and balances with banks and agents	**20,043**	22,979	32,969
Loans to non-bank customers	**60,294**	59,086	51,230
Placements with and advances to subsidiaries	**588**	660	1,531
Other assets	**6,211**	6,272	5,825
Assets held for sale	**-**	-	381
Investment securities	**16,545**	15,881	11,651
Investment in associates	**373**	372	346
Investment in subsidiaries	**3,852**	3,852	3,667
Fixed assets	**1,143**	1,153	1,087
Intangible assets	**3,182**	3,182	3,182
Total assets	**137,103**	136,092	129,735
Off-Balance Sheet Items			
Contingent liabilities	**8,303**	8,211	7,254
Financial derivatives	**435,880**	485,649	672,585
Commitments	**37,256**	36,064	34,237
Net asset value per ordinary share ($)	9.40	9.06	8.33

STATEMENT OF CHANGES IN EQUITY OF THE BANK (UNAUDITED)

	Share Capital	Capital Reserves	Statutory Reserve	Revenue Reserves	Total Equity
	$ million	$ million	$ million	$ million	$ million
Balance at 1 January 2007	2,247	3,818	2,753	4,989	13,807
Currency translation adjustments	-	(1)	-	-	(1)
Change in available-for-sale reserve	-	135	-	-	135
Total gains recognised directly in equity	-	134	-	-	134
Profit for the financial period	-	-	-	376	376
Total gains recognised for the financial period	-	134	-	376	510
Issue of shares under share option scheme	3	-	-	-	3
Balance at 31 March 2007	2,250	3,951	2,753	5,366	14,320
Balance at 1 January 2006	1,538	4,391	2,646	3,907	12,482
Currency translation adjustments	-	(0)	-	-	(0)
Change in available-for-sale reserve	-	28	-	-	28
Total gains recognised directly in equity	-	28	-	-	28
Profit for the financial period	-	-	-	329	329
Total gains recognised for the financial period	-	28	-	329	357
Effect of Companies (Amendment) Act 2005	864	(864)	-	-	-
Share buy-back	(5)	5	-	(72)	(72)
Issue of shares under share option scheme	3	1	-	-	5
Balance at 31 March 2006	2,400	3,561	2,646	4,164	12,771